FOR THE QUARTER ENDED JUNE 30, 2003

FINANCIAL HIGHLIGHTS

	For the three months ended			As at and for the six months ended
		June 30			June 30
(Canadian $ in millions unless otherwise stated and
per share information, unaudited)	2003	2002	% Change	2003	2002	% Change

Net income	$387	$343	13	$725	$677	7
Less: net income (loss) attributed to participating policyholders	1	(1)	N/A	3	(2)	N/A

Net income attributed to shareholders	$386	$344	12	$722	$679	6

PREMIUMS AND DEPOSITS:
Life and health insurance premiums	$2,021	$2,076	(3)	$4,033	$4,035	—
Annuity and pension premiums	577	592	(3)	1,405	1,153	22
Segregated fund deposits	4,196	4,223	(1)	8,677	8,790	(1)
Mutual fund deposits	306	349	(12)	652	645	1
ASO premium equivalents	222	223	—	436	435	—

Total premiums and deposits*	$7,322	$7,463	(2)	$15,203	$15,058	1

FUNDS UNDER MANAGEMENT:
General fund				$76,886	$78,284	(2)
Segregated funds				60,966	56,906	7
Mutual funds				2,543	1,889	35
Other managed funds				3,916	2,753	42

Total funds under management				$144,311	$139,832	3

CAPITALIZATION:
Subordinated debt				$1,352	$1,400	(3)
Non-controlling interest in Manulife Financial Capital Trust				1,000	1,000	—
Trust preferred securities issued by subsidiaries				681	763	(11)
Equity
Participating policyholders’ equity				95	98	(3)
Shareholders’ equity
Common shares				598	620	(4)
Preferred shares				344	—	N/A
Contributed surplus				7	—	N/A
Shareholders’ retained earnings				7,942	7,998	(1)

Total capital				$12,019	$11,879	1

SELECTED KEY PERFORMANCE MEASURES:
Basic earnings per common share	$0.83	$0.71		$1.56	$1.41
Diluted earnings per common share	$0.83	$0.71		$1.55	$1.40
Return on common shareholders’ equity (annualized)	18.0%	16.1%		16.9%	16.2%
Book value per common share				$18.47	$17.86
Common shares outstanding (in millions)
End of period				463	483
Weighted average — basic	463	483		463	483
Weighted average — diluted	466	487		466	486

*	On a constant currency basis, total premiums and deposits for the three and six months ended June 30, 2003 increased by approximately 6% and 7%, respectively, compared to the same periods in 2002.

MESSAGE TO SHAREHOLDERS

Manulife Financial reports record quarterly
earnings and raises dividend by 17 per cent.

Manulife Financial Corporation reported record shareholders’net income of $386 million for the second quarter of 2003. The increase in earnings was driven by strong business growth, improved equity markets, tight management of expenses, and generally favourable claims experience, partially offset by the impact of a strengthening Canadian dollar.

Earnings per common share for the second quarter were $0.83, a 17 per cent increase from the $0.71 reported in 2002, reflecting the higher earnings and the favourable impact of share repurchases last year. Return on common shareholders’ equity for the quarter increased significantly to 18.0 per cent compared to 16.1 per cent for the same period last year.

Given Manulife’s consistent earnings growth, the Board of Directors announced an increase of $0.03 or 17 per cent in the Company’s quarterly common share dividend.

Total premiums and deposits for the quarter were $7.3 billion, a decline of two per cent from the second quarter of 2002. On a constant currency basis, premiums and deposits increased six per cent from a year ago. The contribution from strong sales across most insurance and wealth management businesses was more than offset by the sharp appreciation of the Canadian dollar. Funds under management increased three per cent from the prior year to $144.3 billion as at June 30, 2003.

The Company exhibited strong sales performance across many of its businesses this quarter, despite challenging conditions in a number of markets. With a focus on growing the Company organically, Manulife is seeing the positive results of expanded distribution arrangements, new and enhanced products, and an ongoing commitment to superior customer service. Given how well Manulife Financial is positioned to take advantage of improving equity markets and business growth opportunities in future quarters, the Company increased its dividend significantly this quarter.

Manulife Financial delivered record earnings in the second quarter despite the significant appreciation of the Canadian dollar since the beginning of the year. This, in part, reflects the Company’s diversified operations, an excellent investment track record, and rigorous attention to managing expenses.

OPERATING HIGHLIGHTS

PRODUCT DEVELOPMENT

•	As part of its commitment to providing its clients with access to best-of-class investment platforms and asset allocation strategies, Manulife USA enhanced the investment options available in its variable annuity, variable life insurance, and 401(k) pension products. Manulife USA provides an investment platform with the potential to offer superior risk-adjusted returns and broad diversification across asset classes, investment styles, and asset managers.

•	Manulife Japan launched ManuMed, a new medical insurance product that provides clients with flexible protection against a number of illnesses. In addition to full medical protection, ManuMed provides a flexible savings feature that allows policyholders to use the product as a universal life type insurance. The Japanese medical insurance market has grown rapidly in recent years and Manulife Japan intends to leverage its global expertise in universal life insurance products to provide advantages to Japanese consumers.

•	Manulife Bank now offers its innovative Manulife One to consumers with high-ratio mortgages, those with less than 25 per cent paid against the value of the home. Manulife One, a unique product introduced in late 1999, is a home equity line of credit that combines a homeowner’s chequing and savings account with their mortgage.

M F C 2003 Q2 Report 1

DISTRIBUTION EXPANSION

•	The reorganization of the Japanese sales infrastructure was launched, with restructuring of the branch and sales offices to improve the efficiency and speed of operations and provide stronger sales support to agents. Recruiting activities have intensified, with more than 300 agents joining Manulife Japan during the quarter. As at June 30,2003,Manulife Japan had 3,326 agents,a four per cent increase from the previous quarter-end.

•	Manulife Vietnam signed a bancassurance agreement with Dong A (East Asia) Bank, one of the largest banks in Vietnam, under which Manulife’s insurance products will be sold through the bank’s extensive branch network. Manulife Vietnam was the first foreign life insurer established in the country, commencing operations in 1999, and the first to declare a profit.

•	Manulife Japan continued to expand and diversify distribution arrangements for marketing of the ManuSolution variable annuity product, signing agreements with three additional banks during the quarter. Sales of variable annuities through non-traditional distribution channels represented 84 per cent of total variable annuity sales in the second quarter, 2003.

CUSTOMER SERVICE

•	Canadian Pension Operations launched an electronic enrolment service to complement its already strong Internet support services. This new electronic capability provides members with easy-to-use online tools to learn about and easily enroll in their group savings plan, while plan administrators have several self-service options to help them effortlessly track new enrolments.

•	Manulife Hong Kong received double recognition by winning in the “Insurance Company” and “MPF Service” categories in Next Magazine’s 2003 Top Service Award. The Company also won both awards last year, underscoring its success in continuously providing high quality and attentive service to its customers.

BUSINESS DEVELOPMENT

•	Canadian Group Benefits was awarded several significant group life and health benefit contracts, including arrangements for employees of Canadian Pacific Railway, Noranda/Falconbridge, IBM and ING Canada. Manulife Financial ranked first in sales in the Canadian group benefits market, as measured by annualized premiums and premium equivalents, with a 19.2 per cent market share, in the first quarter 2003 LIMRA survey (the most recently available industry data).

•	During the quarter, Manulife Financial marked the 100th anniversary of its first life insurance policy sold in the United States. Manulife first opened its doors to the U.S. market with a small life insurance field office in Detroit, Michigan. Since that time, Manulife has become a market leader in high net worth life insurance, variable annuities and small case 401(k) pension plan products.

CORPORATE DEVELOPMENTS

•	Manulife Financial Corporation issued 14 million, 4.10% non-cumulative preferred shares, for an aggregate amount of $350 million. This issue was priced at a very attractive level and was very well received by investors, reflecting the high credit quality of the Company. The proceeds of the offering will be used for general corporate purposes.

/s/ Dominic D’Alessandro
DOMINIC D’ALESSANDRO
President and
Chief Executive Officer

2 M F C 2003 Q2 Report

KEY PERFORMANCE MEASURES

SHAREHOLDERS’ NET INCOME (Canadian $ in millions, unaudited)	BASIC EARNINGS PER COMMON SHARE (Canadian $, unaudited)	RETURN ON COMMON SHAREHOLDERS’ EQUITY (Canadian GAAP annualized %, unaudited)

PREMIUMS & DEPOSITS (Canadian $ in millions, unaudited)	FUNDS UNDER MANAGEMENT (Canadian $, in billions, unaudited)	CAPITAL (Canadian $ in millions, unaudited)

M F C 2003 Q2 Report 3

MANAGEMENT’S ANALYSIS OF OPERATIONS

NET INCOME

Manulife Financial Corporation reported shareholders’ net income of $386 million for the second quarter ended June 30, 2003, up 12 per cent from $344 million in 2002 despite the negative impact of a strengthened Canadian dollar, which reduced earnings by approximately $22 million. This increase reflected strong business growth, the improved equity markets, tight management of expenses, and favourable claims experience, particularly in the Reinsurance and Canadian Divisions, partially offset by less favourable mortality experience in the U.S. Division and increased costs related to new business, which is often referred to as new business strain.

In addition, the Company recognized an investment-related gain of $29 million and recorded $17 million for costs related to the move of its U.S. Division headquarters, which in aggregate increased earnings by $12 million after tax.

Manulife did not release reserves pertaining to segregated fund guarantees. This allows the Company to maintain a strong position against potential equity market movements. Had reserves been released, earnings would have been higher by $29 million after tax.

For the six months ended June 30, 2003, shareholders’ net income was $722 million, an increase of six per cent over 2002.

EARNINGS PER COMMON SHARE AND RETURN ON COMMON SHAREHOLDERS’ EQUITY

The second quarter earnings per common share were $0.83 compared to $0.71 in 2002, up 17 per cent. For the three months ended June 30, 2003, return on common shareholders’ equity was 18.0 per cent compared to 16.1 per cent for the same period in 2002.

Year-to-date return on common shareholders’ equity and earnings per common share were 16.9 per cent and $1.56, respectively.

PREMIUMS AND DEPOSITS

Second quarter premiums and deposits were $7.3 billion in 2003, down slightly compared to $7.5 billion in the second quarter of 2002. Premiums and deposits increased by six per cent after excluding the impact of a strengthened Canadian dollar. This increase was driven by sales of variable annuity products in the U.S. and Japan and wealth management products in Canada.

FUNDS UNDER MANAGEMENT

Funds under management increased by three per cent to $144.3 billion as at June 30, 2003 compared to $139.8 billion as at June 30, 2002. General fund assets decreased by two per cent to $76.9 billion from a year ago as business growth was more than offset by a $5.3 billion decline due to a strengthened Canadian dollar. Segregated fund assets increased to $61.0 billion from $56.9 billion as at June 30, 2002. Strong net policyholder cash flows of 401(k) and annuity products in the U.S. and positive net segregated fund cash flows in Canada over the past 12 months were partially offset by the $5.5 billion reduction caused by a strengthened Canadian dollar.

CAPITAL

Total capital increased slightly to $12.0 billion as at June 30, 2003 compared to $11.9 billion as at June 30, 2002. This increase was primarily the result of net income in the past 12 months and the issuance of $350 million of preferred shares in the quarter, offset by the repurchase of 20 million common shares for $726 million in 2002, shareholder dividends and the negative impact of a strengthened Canadian dollar.

4 M F C 2003 Q2 Report

RESULTS OF OPERATIONS BY DIVISION

U.S. DIVISION

U.S. Division’s 2003 second quarter net income of $111 million was consistent with net income reported in the second quarter of 2002. Year-to-date net income was $218 million compared to $229 million in 2002. Growth in U.S. Division earnings was unfavourably impacted by the weakened U.S. dollar. On a U.S. dollar basis, second quarter earnings increased by 11 per cent over the second quarter of 2002, reflecting business growth combined with continued tight management of expenses, and improved equity markets. The growth in earnings was mitigated by mortality experience, which was modestly unfavourable in the current quarter as compared to the very favourable experience in the second quarter of 2002, and by increased new business strain from strong variable annuity sales growth. Premiums and deposits for the quarter were $4.2 billion compared to $4.5 billion reported in the second quarter of 2002. On a U.S. dollar basis, premiums and deposits increased by four per cent primarily due to strong growth in variable annuity sales as a result of improved investor confidence and the Scudder distribution arrangement. Universal life insurance sales were very strong,while premiums and deposits from 401(k) pensions were unchanged as the increase from in force recurring deposits was offset by lower new business sales. As at June 30, 2003, funds under management of $72.1 billion were three per cent or $2.0 billion higher than a year ago. Despite the impact of weak equity markets over the past 12 months, on a U.S. dollar basis, strong net policyholder cash flows drove a 15 per cent increase in funds under management.

CANADIAN DIVISION

Canadian Division shareholders’ net income increased by 29 per cent to $125 million in the second quarter of 2003 from the $97 million in the second quarter of 2002. Year-to-date shareholders’ earnings of $219 million were up 15 per cent over the first six months of 2002. This increase was primarily driven by favourable claims experience, and by the impact of improving equity markets, particularly on the Division’s wealth management businesses. If reserves had been released as a result of the impact of favourable equity markets on segregated fund guarantees, Canadian Division’s shareholders’ net income for the quarter would have been higher by $17 million after tax. Premiums and deposits for the quarter were $1.6 billion, up eight per cent over the $1.5 billion from the same quarter last year. This growth was driven by a 35 per cent increase in Group Pension premiums and deposits and a 14 per cent increase in Individual Wealth Management sales (excluding money market mutual funds), primarily of guaranteed and fixed-rate products. Funds under management as at June 30, 2003 were $36.9 billion, an increase of $2.6 billion over the same time last year. This increase reflects positive net segregated and mutual fund cash flows over the past 12 months, good growth in both the wealth management and insurance businesses, and the impact of improving equity values.

ASIAN DIVISION

Asian Division shareholders’ net income increased by 21 per cent to $73 million in the second quarter of 2003 from $60 million in 2002. Year-to-date shareholders’ net income was $131 million, an increase of 16 per cent over 2002. On a constant dollar basis, this quarter’s shareholders’ net income increased by 35 per cent. The increase for the quarter reflected business growth across the Division, particularly in the Hong Kong, Indonesia and Philippines operations, despite the unfavourable impact of SARS. Total premiums and deposits were $781 million, slightly less than $795 million in 2002. On a constant dollar basis, premiums and deposits increased by eight per cent despite the impact of SARS on the region. This increase reflected growth in Hong Kong Individual Insurance premiums and sales of unit-linked products in Taiwan and Singapore. Funds under management increased by 24 per cent to $11.2 billion as at June 30, 2003 from $9.1 billion in 2002. This increase was due to business growth across the Division, particularly in Hong Kong Individual Insurance; Mandatory Provident Fund deposits in Hong Kong; an increase in institutional funds managed by Hong Kong Manulife Assets

M F C 2003 Q2 Report 5

Management; and mutual fund deposits in Indonesia over the past 12 months; partially offset by the negative impact of a strengthened Canadian dollar.

JAPAN DIVISION

Japan Division’s net income was $25 million in the second quarter of 2003, down from $28 million in the second quarter of 2002. Year-to-date earnings were $50 million compared to $58 million in 2002. The impact of improved equity markets on the quarter’s earnings was more than offset by the effect of continuing overall weak economic conditions in Japan, which depressed sales of universal life and traditional insurance products. Premiums and deposits increased by 30 per cent in the second quarter to $513 million compared to the same quarter of 2002. This increase reflected higher sales of variable annuity products generated through the new bank distribution channel and commencing April 1, 2003, through Nikko Cordial Securities, one of the largest distributors of variable annuities in Japan. Funds under management decreased by $2.5 billion to $11.1 billion as at June 30, 2003 compared to $13.6 billion as at June 30, 2002. Over the past 12 months, increases from premiums and deposits were more than offset by the impact of a weakened Japanese yen and benefit payments to policyholders.

REINSURANCE DIVISION

Reinsurance Division reported net income of $51 million in the second quarter of 2003, an increase of 27 per cent over the $40 million reported in the second quarter of 2002. Year-to-date net income increased to $108 million from $90 million in 2002. The quarter’s increased earnings reflected improved equity market performance and favourable claims experience in the Life Retrocession business. If reserves had been released as a result of the impact of favourable equity markets on segregated fund guarantees, Reinsurance Division’s shareholders’ net income for the quarter would have been higher by $9 million after tax. Premiums of $177 million were $82 million or 32 per cent lower than in the second quarter of 2002. The reduction was driven by the timing of client-reported premiums in the Property and Casualty Reinsurance line in 2002. General fund assets decreased by seven per cent to $3.7 billion as at June 30, 2003 from $4.0 billion as at June 30, 2002 as business growth was more than offset by the impact of a weakened U.S. dollar.

RISK MANAGEMENT

The Company’s risk management practices and key risk factors are outlined on pages 49 to 57 of the 2002 Annual Report. The risk factors affecting the Company remain substantially unchanged, and the associated risk profile continues to be in compliance with the risk management policies approved by the Audit and Risk Management Committee of the Board of Directors.

QUARTERLY DIVIDEND

On April 23, 2003, the Board of Directors declared a quarterly shareholders’ dividend of $0.18 per share on common shares of the Company, which was paid on June 19, 2003 to shareholders of record at the close of business on May 15, 2003.

6 M F C 2003 Q2 Report

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended		For the six months ended
	June 30		June 30
(Canadian $ in millions unless otherwise stated and
per share data, unaudited)	2003	2002	2003	2002

Revenue
Premium income	$2,598	$2,668	$5,438	$5,188
Investment income	1,186	924	2,271	2,041
Other revenue	372	371	733	748

Total revenue	$4,156	$3,963	$8,442	$7,977

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$745	$879	$1,526	$1,620
Maturity and surrender benefits	832	1,014	1,745	2,200
Annuity payments	305	326	622	646
Policyholder dividends and experience rating refunds	215	237	427	446
Net transfers to segregated funds	265	171	366	606
Change in actuarial liabilities	252	(126)	731	(455)
General expenses	629	592	1,263	1,205
Commissions	317	310	625	614
Interest expense	63	59	125	113
Premium taxes	31	28	60	56
Non-controlling interest in subsidiaries	19	19	38	38
Trust preferred securities issued by subsidiaries	14	16	30	33

Total policy benefits and expenses	$3,687	$3,525	$7,558	$7,122

Income before income taxes	$469	$438	$884	$855
Income taxes	(82)	(95)	(159)	(178)

Net income	$387	$343	$725	$677

Net income (loss) attributed to participating policyholders	$1	$(1)	$3	$(2)

Net income attributed to shareholders	$386	$344	$722	$679

Net income	$387	$343	$725	$677

Weighted average number of common shares outstanding (in millions)	463	483	463	483
Weighted average number of diluted common shares outstanding (in millions)	466	487	466	486
Basic earnings per common share	$0.83	$0.71	$1.56	$1.41
Diluted earnings per common share	$0.83	$0.71	$1.55	$1.40

The accompanying notes are an integral part of these interim consolidated financial statements.

/s/ Dominic D’Alessandro DOMINIC D’ALESSANDRO President and Chief Executive Officer	/s/ Arthur R. Sawchuk ARTHUR R. SAWCHUK Chairman of the Board of Directors

M F C 2003 Q2 Report 7

CONSOLIDATED BALANCE SHEETS

As at	June 30	December 31	June 30
(Canadian $ in millions, unaudited)	2003	2002	2002

ASSETS
Invested assets
Bonds	$42,264	$46,677	$46,183
Mortgages	9,520	9,294	8,379
Stocks	6,724	6,898	6,835
Real estate	3,780	3,570	3,298
Policy loans	4,456	4,939	4,668
Cash and short-term investments	5,899	5,143	4,248
Other investments	1,222	1,041	1,031

Total invested assets	$73,865	$77,562	$74,642

Other assets
Accrued investment income	$860	$1,010	$966
Outstanding premiums	462	558	546
Future income taxes	12	132	287
Goodwill	556	634	609
Miscellaneous	1,131	1,299	1,234

Total other assets	$3,021	$3,633	$3,642

Total assets	$76,886	$81,195	$78,284

Segregated fund net assets	$60,966	$58,831	$56,906

LIABILITIES AND EQUITY
Actuarial liabilities	$51,791	$56,397	$53,959
Benefits payable and provision for unreported claims	2,266	2,693	2,367
Policyholder amounts on deposit	2,487	2,835	2,729
Deferred realized net gains	3,371	3,297	3,288
Banking deposits	1,889	1,437	1,315
Other liabilities	3,009	2,499	2,677

	$64,813	$69,158	$66,335
Subordinated debt	1,352	1,436	1,400
Non-controlling interest in subsidiaries	1,054	1,059	1,070
Trust preferred securities issued by subsidiaries	681	794	763
Equity
Participating policyholders’ equity	95	92	98
Shareholders’ equity
Common shares	598	596	620
Preferred shares (note 3)	344	—	—
Contributed surplus	7	—	—
Shareholders’ retained earnings	7,942	8,060	7,998

Total equity	$8,986	$8,748	$8,716

Total liabilities and equity	$76,886	$81,195	$78,284

Segregated fund net liabilities	$60,966	$58,831	$56,906

The accompanying notes are an integral part of these interim consolidated financial statements.

8 M F C 2003 Q2 Report

CONSOLIDATED STATEMENTS OF EQUITY

For the six months ended June 30	Participating
(Canadian $ in millions, unaudited)	Policyholders	Shareholders	2003	2002

Operating retained earnings
Balance, January 1	$92	$7,723	$7,815	$7,392
Net income	3	722	725	677
Shareholder dividends	—	(167)	(167)	(135)
Transfer of participating policyholders’ retained earnings from acquisition	—	—	—	38

Balance, June 30	$95	$8,278	$8,373	$7,972

Currency translation account
Balance, January 1	$—	$337	$337	$287
Change during the period	—	(673)	(673)	(163)

Balance, June 30	$—	$(336)	$(336)	$124

Total retained earnings	$95	$7,942	$8,037	$8,096

Contributed surplus
Balance, January 1	$—	$—	$—	$—
Change during the period	—	7	7	—

Balance, June 30	$—	$7	$7	$—

Preferred shares
Preferred shares issued (note 3)	$—	$350	$350	$—
Issuance costs, net of tax	—	(6)	(6)	—

Balance, June 30	$—	$344	$344	$—

Common shares
Balance, January 1	$—	$596	$596	$614
Common shares issued on exercise of options	—	2	2	6

Balance, June 30	$—	$598	$598	$620

Total equity	$95	$8,891	$8,986	$8,716

The accompanying notes are an integral part of these interim consolidated financial statements.

M F C 2003 Q2 Report 9

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended		For the six months ended
	June 30		June 30

(Canadian $ in millions, unaudited)	2003	2002	2003	2002

Operating activities
Operating cash inflows
Premiums and annuity considerations	$2,623	$2,657	$5,534	$5,125
Investment income received	1,135	984	2,229	2,103
Other revenue	372	371	733	748

Total operating cash inflows	$4,130	$4,012	$8,496	$7,976

Operating cash outflows
Benefit payments	$2,126	$2,332	$4,326	$4,520
Insurance expenses and taxes	1,082	1,012	2,143	1,973
Dividends paid to policyholders	215	237	427	446
Net transfers to segregated funds	265	171	366	606
Change in other assets and liabilities	(333)	(358)	(624)	(143)

Total operating cash outflows	$3,355	$3,394	$6,638	$7,402

Cash provided by operating activities	$775	$618	$1,858	$574

Investing activities
Purchases and mortgage advances	$(8,434)	$(10,770)	$(19,711)	$(24,270)
Disposals and repayments	7,814	10,106	17,728	22,836
Cash received from acquisition of business, net of cash paid	—	—	—	(103)

Cash used in investing activities	$(620)	$(664)	$(1,983)	$(1,537)

Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$546	$(375)	$770	$(165)
Banking deposits, net	123	373	452	546
Shareholder dividends	(84)	(67)	(167)	(135)
Borrowed (repaid) funds, net	—	—	(1)	(1)
Common shares issued on exercise of options	1	1	2	6
Preferred shares issued, net (note 3)	344	—	344	—

Cash provided by (used in) financing activities	$930	$(68)	$1,400	$251

Cash and short-term investments
Increase (decrease) during the period	$1,085	$(114)	$1,275	$(712)
Currency impact on cash and short-term investments	(260)	(14)	(509)	(25)
Balance, beginning of period	4,849	4,152	4,908	4,761

Balance, June 30	$5,674	$4,024	$5,674	$4,024

COMPOSITION OF CASH AND SHORT-TERM INVESTMENTS
Beginning of period
Gross cash and short-term investments	$5,112	$4,427	$5,143	$4,995
Net payments in transit, included in other liabilities	(263)	(275)	(235)	(234)

Net cash and short-term investments, beginning of period	$4,849	$4,152	$4,908	$4,761

End of period
Gross cash and short-term investments	$5,899	$4,248	$5,899	$4,248
Net payments in transit, included in other liabilities	(225)	(224)	(225)	(224)

Net cash and short-term investments, June 30	$5,674	$4,024	$5,674	$4,024

The accompanying notes are an integral part of these interim consolidated financial statements.

10 M F C 2003 Q2 Report

SEGREGATED FUNDS

CONSOLIDATED STATEMENTS OF NET ASSETS

As at	June 30	December 31	June 30
(Canadian $ in millions, unaudited)	2003	2002	2002

Investments, at market values
Bonds	$3,738	$3,698	$2,737
Stocks	53,704	51,014	50,795
Mortgages	—	26	4
Cash and short-term investments	3,509	4,119	3,465
Accrued investment income	5	10	10
Other assets (liabilities), net	10	(36)	(105)

Total segregated fund net assets	$60,966	$58,831	$56,906

Composition of segregated fund net assets:
Held by Policyholders	$60,693	$58,450	$56,476
Held by the Company	273	381	430

Total segregated fund net assets	$60,966	$58,831	$56,906

SEGREGATED FUNDS

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	For the three months ended		For the six months ended
	June 30		June 30

(Canadian $ in millions, unaudited)	2003	2002	2003	2002

Additions
Deposits from policyholders	$4,196	$4,223	$8,703	$9,109
Net realized and unrealized investment gains (losses)	5,622	(6,037)	3,939	(6,020)
Interest and dividends	410	389	669	631
Net transfers from general fund	265	171	366	606
Funds assumed and acquired	—	—	—	40
Currency revaluation	(3,947)	(2,322)	(7,472)	(2,316)

Total additions (reduction)	$6,546	$(3,576)	$6,205	$2,050

Deductions
Payments to policyholders	$1,879	$1,980	$3,655	$3,904
Management and administrative fees	209	226	415	446

Total deductions	$2,088	$2,206	$4,070	$4,350

Net addition (reduction) to segregated funds for the period	$4,458	$(5,782)	$2,135	$(2,300)
Segregated fund net assets, beginning of period	56,508	62,688	58,831	59,206

Segregated fund net assets, June 30	$60,966	$56,906	$60,966	$56,906

The accompanying notes are an integral part of these interim consolidated financial statements.

M F C 2003 Q2 Report 11

NOTES TO THE SUMMARY CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions unless otherwise stated, unaudited)

NOTE 1 Significant Accounting Policies

Manulife Financial Corporation (“MFC”) is a publicly traded stock life insurance company and the holding company of The Manufacturers Life Insurance Company, a Canadian life insurance company.

These summary consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and the accounting requirements of the Superintendent of Financial Institutions (Canada) (“OSFI”), except that these unaudited financial statements do not include all of the disclosures required for annual financial statements. None of the accounting requirements of OSFI is an exception to accounting principles generally accepted in Canada. The significant accounting policies followed in the preparation of these interim summary Consolidated Financial Statements are consistent with those found in the 2002 Annual Report and should be read in conjunction with the 2002 Annual Report.

NOTE 2 New and Future Accounting Changes

The Canadian Institute of Chartered Accountants issued Accounting Guideline 14, “Disclosure of Guarantees,” in February 2003 effective for financial statements of interim and annual periods commencing on or after January 1, 2003. The Guideline clarifies disclosure requirements for certain guarantees. The adoption of this Guideline did not have a significant impact on the Company’s financial position or results of operations.

NOTE 3 Preferred Share Issuance

On June 19, 2003, MFC issued 14 million Class A Shares, Series 1 (“Series 1 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10% per share. With regulatory approval, the shares may be redeemed by MFC on or after June 19, 2010, in whole or in part, at declining premiums, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder to MFC common shares, subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

NOTE 4 Stock-Based Compensation

Effective January 1, 2003, the Company (MFC and its subsidiaries) changed its accounting policy on a prospective basis for stock options granted to employees on or after January 1, 2002, from the intrinsic value method to the fair value method, and recorded an additional compensation expense of $4 and $7 during the three and six months ended June 30, 2003, respectively.

As at June 30, 2003, there were 14 million outstanding stock options and deferred share units.

During the first quarter, the Company established a new Restricted Share Unit (“RSU”) plan and granted 969 thousand RSUs to certain eligible employees. RSUs represent phantom common shares of MFC that entitle a participant to receive payment equal to the market value of the same number of common shares at the time the RSUs vest. RSUs vest and are paid out in three years and the related compensation expense is recognized over the period. Compensation expense related to RSUs was $3 and $4 for the three and six months ended June 30, 2003, respectively.

NOTE 5 Segmented Information

The Company provides a wide range of financial products and services, including individual life insurance, group life and health insurance, pension products, annuities and mutual funds, to individual and

12 M F C 2003 Q2 Report

group customers in the United States, Canada and Asia. The Company also offers reinsurance services, primarily life and accident reinsurance, and provides investment management services with respect to the Company’s general fund assets, segregated fund assets and mutual funds and, in Canada and Asia, to institutional customers.

The Company’s business segments include the U.S., Canadian, Asian, Japan and Reinsurance divisions. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its business pertains.

BY SEGMENT
For the three months	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
ended June 30, 2003	Division	Division	Division	Division	Division	& Other	Total

REVENUE
Premium income
Life and health insurance	$497	$667	$357	$323	$177	$—	$2,021
Annuities and pensions	330	222	25	—	—	—	577

Total premium income	$827	$889	$382	$323	$177	$—	$2,598
Investment income	444	490	87	35	55	75	1,186
Other revenue	244	68	32	7	14	7	372

Total revenue	$1,515	$1,447	$501	$365	$246	$82	$4,156

Interest expense	$4	$22	$9	$—	$1	$27	$63

Income (loss) before income taxes	$153	$162	$79	$31	$70	$(26)	$469
Income taxes	(42)	(39)	(3)	(6)	(19)	27	(82)

Net income	$111	$123	$76	$25	$51	$1	$387

Amortization of realized and unrealized net gains	$41	$66	$9	$6	$1	$38	$161

Segregated fund deposits	$3,383	$381	$242	$190	$—	$—	$4,196

As at June 30, 2003
Actuarial liabilities	$20,084	$18,669	$3,907	$7,727	$890	$514	$51,791

Funds under management
General fund	$23,560	$26,405	$5,930	$10,411	$3,703	$6,877	$76,886
Segregated funds	48,556	9,021	2,686	703	—	—	60,966
Mutual funds	—	1,464	1,079	—	—	—	2,543
Other managed funds	—	—	1,551	—	—	2,365	3,916

BY GEOGRAPHIC LOCATION
For the three months ended June 30, 2003	United States	Canada	Asia	Other	Total

REVENUE
Premium income
Life and health insurance	$563	$692	$680	$86	$2,021
Annuities and pensions	330	222	25	—	577

Total premium income	$893	$914	$705	$86	$2,598
Investment income	477	576	121	12	1,186
Other revenue	251	71	40	10	372

Total revenue	$1,621	$1,561	$866	$108	$4,156

M F C 2003 Q2 Report 13

BY SEGMENT
For the three months	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
ended June 30, 2002	Division	Division	Division	Division	Division	& Other	Total

REVENUE
Premium income
Life and health insurance	$478	$640	$345	$354	$259	$—	$2,076
Annuities and pensions	391	177	24	—	—	—	592

Total premium income	$869	$817	$369	$354	$259	$—	$2,668
Investment income (loss)	397	371	86	(31)	48	53	924
Other revenue	252	67	29	7	10	6	371

Total revenue	$1,518	$1,255	$484	$330	$317	$59	$3,963

Interest expense	$2	$14	$11	$1	$1	$30	$59

Income (loss) before income taxes	$150	$125	$63	$47	$59	$(6)	$438
Income taxes	(39)	(30)	(2)	(19)	(19)	14	(95)

Net income	$111	$95	$61	$28	$40	$8	$343

Amortization of realized and unrealized net gains (losses)	$38	$12	$3	$(6)	$1	$53	$101

Segregated fund deposits	$3,631	$310	$242	$40	$—	$—	$4,223

As at June 30, 2002

Actuarial liabilities	$21,050	$18,189	$3,928	$9,680	$1,003	$109	$53,959

Funds under management
General fund	$24,694	$24,116	$5,567	$13,186	$3,985	$6,736	$78,284
Segregated funds	45,417	8,907	2,125	457	—	—	56,906
Mutual funds	—	1,288	601	—	—	—	1,889
Other managed funds	—	—	774	—	—	1,979	2,753

BY GEOGRAPHIC LOCATION
For the three months ended June 30, 2002	United States	Canada	Asia	Other	Total

REVENUE
Premium income
Life and health insurance	$548	$650	$699	$179	$2,076
Annuities and pensions	391	177	24	—	592

Total premium income	$939	$827	$723	$179	$2,668
Investment income	412	446	55	11	924
Other revenue	258	67	38	8	371

Total revenue	$1,609	$1,340	$816	$198	$3,963

14 M F C 2003 Q2 Report

BY SEGMENT
For the six months	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
ended June 30, 2003	Division	Division	Division	Division	Division	& Other	Total

REVENUE
Premium income
Life and health insurance	$999	$1,291	$718	$665	$360	$—	$4,033
Annuities and pensions	879	477	49	—	—	—	1,405

Total premium income	$1,878	$1,768	$767	$665	$360	$—	$5,438
Investment income	893	893	163	68	115	139	2,271
Other revenue	487	135	61	12	25	13	733

Total revenue	$3,258	$2,796	$991	$745	$500	$152	$8,442

Interest expense	$8	$40	$21	$1	$2	$53	$125

Income (loss) before income taxes	$296	$281	$143	$62	$142	$(40)	$884
Income taxes	(78)	(64)	(7)	(12)	(34)	36	(159)

Net income (loss)	$218	$217	$136	$50	$108	$(4)	$725

Amortization of realized and unrealized net gains	$66	$84	$10	$8	$2	$73	$243

Segregated fund deposits	$7,031	$847	$485	$340	$—	$—	$8,703

BY GEOGRAPHIC LOCATION
For the six months ended June 30, 2003	United States	Canada	Asia	Other	Total

REVENUE
Premium income
Life and health insurance	$1,141	$1,327	$1,383	$182	$4,033
Annuities and pensions	879	477	49	—	1,405

Total premium income	$2,020	$1,804	$1,432	$182	$5,438
Investment income	959	1,055	231	26	2,271
Other revenue	501	139	76	17	733

Total revenue	$3,480	$2,998	$1,739	$225	$8,442

M F C 2003 Q2 Report 15

BY SEGMENT
For the six months	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
ended June 30, 2002	Division	Division	Division	Division	Division	& Other	Total

REVENUE
Premium income
Life and health insurance	$975	$1,219	$658	$723	$460	$—	$4,035
Annuities and pensions	761	341	51	—	—	—	1,153

Total premium income	$1,736	$1,560	$709	$723	$460	$—	$5,188
Investment income	857	789	174	3	107	111	2,041
Other revenue	503	144	53	14	23	11	748

Total revenue	$3,096	$2,493	$936	$740	$590	$122	$7,977

Interest expense	$7	$27	$21	$2	$—	$56	$113

Income (loss) before income taxes	$311	$245	$117	$91	$122	$(31)	$855
Income taxes	(82)	(58)	(3)	(33)	(32)	30	(178)

Net income (loss)	$229	$187	$114	$58	$90	$(1)	$677

Amortization of realized and unrealized net gains (losses)	$65	$36	$11	$(6)	$2	$99	$207

Segregated fund deposits	$7,552	$685	$499	$373	$—	$—	$9,109

BY GEOGRAPHIC LOCATION
For the six months ended June 30, 2002	United States	Canada	Asia	Other	Total

REVENUE
Premium income
Life and health insurance	$1,142	$1,241	$1,381	$271	$4,035
Annuities and pensions	761	341	51	—	1,153

Total premium income	$1,903	$1,582	$1,432	$271	$5,188
Investment income	900	935	177	29	2,041
Other revenue	514	144	71	19	748

Total revenue	$3,317	$2,661	$1,680	$319	$7,977

NOTE 6 Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

16 M F C 2003 Q2 Report

STATISTICAL SUMMARY

	2003		2002
(Canadian $ in millions unless otherwise stated
and per share information, unaudited)	Q2	Q1	Q4	Q3	Q2

Net income	387	338	369	324	343
Less: net income (loss) attributed to participating policyholders	1	2	(3)	(3)	(1)

Net income attributed to shareholders	386	336	372	327	344

Premiums and deposits:
Life and health insurance premiums	2,021	2,012	2,146	2,161	2,076
Annuity and pension premiums	577	828	619	665	592
Segregated fund deposits	4,196	4,481	4,158	3,758	4,223
Mutual fund deposits	306	346	253	291	349
ASO premium equivalents	222	214	214	211	223

Total premiums and deposits	7,322	7,881	7,390	7,086	7,463

Funds under management:
General fund	76,886	79,087	81,195	80,493	78,284
Segregated funds	60,966	56,508	58,831	53,966	56,906
Mutual funds	2,543	2,268	2,167	1,988	1,889
Other managed funds	3,916	3,714	3,982	2,801	2,753

Total funds under management	144,311	141,577	146,175	139,248	139,832

Capitalization:
Subordinated debt	1,352	1,388	1,436	1,433	1,400
Non-controlling interest in Manulife Financial Capital Trust	1,000	1,000	1,000	1,000	1,000
Trust preferred securities issued by subsidiaries	681	724	794	781	763
Equity
Participating policyholders’ equity	95	94	92	95	98
Shareholders’ equity
Common shares	598	597	596	600	620
Preferred shares	344	—	—	—	—
Contributed surplus	7	3	—	—	—
Shareholders’ retained earnings	7,942	8,025	8,060	7,868	7,998

Total capital	12,019	11,831	11,978	11,777	11,879

Selected key performance measures:
Basic earnings per common share	$0.83	$0.73	$0.80	$0.69	$0.71
Diluted earnings per common share	$0.83	$0.72	$0.80	$0.69	$0.71
Return on common shareholders’ equity (annualized)	18.0%	15.8%	17.2%	15.2%	16.1%
Book value per common share	$18.47	$18.64	$18.71	$18.13	$17.86
Market value to book value ratio	2.07	1.89	1.84	1.85	2.44
Market capitalization ($ billions)	17.7	16.3	15.9	15.6	21.1
Common shares outstanding (in millions)
End of period	463	463	463	467	483
Weighted average — basic	463	463	463	474	483
Weighted average — diluted	466	466	466	477	487

M F C 2003 Q2 Report 17

SHAREHOLDER INFORMATION

MANULIFE FINANCIAL CORPORATION HEAD OFFICE 200 Bloor Street East Toronto, ON Canada M4W 1E5 Tel: (416) 926-3000 Fax: (416) 926-5454 Web site: www.manulife.com	INVESTOR RELATIONS
Manulife Financial Corporation
Investor Relations Department
200 Bloor Street East
North Tower, 7th Floor
Toronto, ON Canada
M4W 1E5
Tel: 1-800-795-9767
Fax: (416) 926-3503
e-mail: investor_relations@manulife.com

TRANSFER AGENT AND REGISTRAR

Contact our Transfer Agent for information regarding your shareholdings, including changes of address, changes in registration, direct deposit of dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically.

TRANSFER AGENT IN
CANADA
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal
Station
Toronto, ON
Canada M5C 2W9
Local: (416) 643-6268
Toll Free: 1-800-783-9495
Fax: 1-877-713-9291
e-mail:
inquiries@cibcmellon.com

CIBC Mellon offices are also
available in Montreal,
Halifax, Winnipeg,
Vancouver and Calgary.	TRANSFER AGENT IN
THE UNITED STATES
Mellon Investor Services
P.O. Box 3420
South Hackensack, NJ
07606-3420 U.S.A.
Tel: 1-800-783-9768
e-mail:
inquiries@cibcmellon.com

TRANSFER AGENT IN
HONG KONG
Computershare Hong Kong
Investor Services Limited
Shops 1712 — 1716
17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8628	TRANSFER AGENT IN
THE PHILIPPINES
The Hong Kong and
Shanghai Banking
Corporation Limited
Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City
Philippines
Tel: (632) 683-2691	AUDITORS Ernst & Young LLP Chartered Accountants Toronto, Canada MFC REPORT TO SHAREHOLDERS This Report to Shareholders is also available online at www.manulife.com

RATINGS

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at June 30, 2003, Manulife Financial had capital of Cdn $12 billion, including Cdn $8.9 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

A.M. Best	A++	(1st of 16 categories)
Dominion Bond Rating Service	IC-1	(1st of 5 categories)
FitchRatings	AA+	(2nd of 24 categories)
Moody’s	Aa2	(3rd of 21 categories)
Standard & Poor’s	AA+	(2nd of 21 categories)

COMMON STOCK TRADING DATA

The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the second quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 0945.

As at June 30, 2003, there were 463 million common shares outstanding.

Apr 1-June 30, 2003	Toronto	New York	Hong Kong	Philippines

High	$39.63	$29.49	$227	P 1,550
Low	$34.95	$23.74	$185	P 1,200
Close	$38.19	$28.21	$215	P 1,460
Average Daily Volume (000)	1,039	175	17	2
	Canadian $	United States $	Hong Kong $	Philippine Pesos

18 M F C 2003 Q2 Report

Manulife Financial and the block design are registered service marks and trademarks of The Manufacturers Life Insurance Company and are used by it and its affiliates including Manulife Financial Corporation.

CONSENT TO RECEIVE DOCUMENTS ELECTRONICALLY

To receive documents electronically when they are available through Manulife Financial’s electronic delivery service, complete this form and return it as indicated.

I have read and understand the statement on the reverse and consent to receive electronically the Manulife Financial documents listed in the manner described. I acknowledge that I have the computer requirements to access the documents that are made available on Manulife Financial’s Web site. I understand that I am not required to consent to electronic delivery and that I may revoke my consent at any time.

Please note: We will contact you by phone only if there is a problem with your e-mail address.

The information provided is confidential and will not be used for any purpose other than that described.

PLEASE PRINT

Shareholder Name: ____________________________________

Contact Phone Number: ( _________ ) _____________________

Shareholder e-mail Address: _____________________________

Shareholder signature: _________________________________

Date: ____________________________________

ELECTRONIC DOCUMENTS NOW AVAILABLE FROM MANULIFE FINANCIAL

Manulife Financial is pleased to introduce Electronic Documents. Access the information when you want, no more waiting for the mail. If this suits your needs, we would like you to take advantage of this new service.

The Manulife Financial documents available electronically are:

•	Annual Reports

•	Notice of Shareholder Meetings

•	Shareholder Reports

•	Proxy related info

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

Computer Requirements: To view, download or save the documents, you will need a personal computer with a minimum of 486/33 processor (or Macintosh LCIII) with at least 16 MB of RAM, Windows 3.1, access to an Internet Services Provider with Netscape Navigator 3.0 (or higher) or Microsoft Internet Explorer 3.0 (or higher) and an Acrobat Reader 3.0 (or higher) to read the material. A link will be provided to allow downloading of Acrobat Reader if you do not already have it installed.

You can change or revoke this consent or request a paper copy of the documents at any time by notifying Manulife’s transfer agent at the locations shown on page 18.

YOU CAN REGISTER FOR THIS SERVICE ONLINE AT WWW.CIBCMELLON.COM OR COMPLETE THE FORM ON THE REVERSE AND RETURN BY MAIL TO OUR TRANSFER AGENT (LISTED ON PAGE 18).